Exhibit 12.1

EPAM SYSTEMS, INC.

Consolidated Ratio of Earnings to Fixed Charges

	Quarter Ended March 31, 2016		Year Ended December 31,
			2015		2014		2013		2012		2011
	(in thousands, except ratios)
Earnings:
Income from continuing operations before income taxes	$30,252		$106,070		$86,953		$76,770		$65,863		$52,792
Add: fixed charges:	2,117		6,812		6,074		5,247		3,879		2,878

Earnings (as defined)	$32,369		$112,882		$93,027		$82,017		$69,742		$55,670

Fixed charges:
Total interest expense	$121		$124		$7		$26		$14		$37
Interest factor in rents(1)	1,996		6,688		6,067		5,221		3,865		2,841

Total fixed charges	$2,117		$6,812		$6,074		$5,247		$3,879		$2,878

Earnings	$32,369		$112,882		$93,027		$82,017		$69,742		$55,670
Fixed charges	2,117		6,812		6,074		5,247		3,879		2,878
Ratio of earnings to fixed charges	15.3	x	16.6	x	15.3	x	15.6	x	18.0	x	19.3	x

(1)	Represents one-third of net rental expense, which we believe is representative of the interest factor.